William F. Ohrt

Executive Vice President and

Chief Financial Officer

March 7, 2006

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Cash:

We are in receipt of your letter dated March 3, 2006, regarding the comments that you have in relation to the item 4.02 Form 8-K disclosure that Walter Industries, Inc. filed on February 27, 2006.

Question 1.

We will file our Form 10-K on March 16, 2006. It will include our Consolidated Statements of Operations for the years ended December 31, 2005, As Restated 2004 and As Restated 2003. The restated periods will be in conformity with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs.”  Specifically, we will be reclassifying freight and handling costs out of Net Sales and Revenues and into Cost of Sales. This reclassification of costs will have no effect on Operating Income, Net Income or Earnings Per Share as revenues and cost of sales will both be increased in equal amounts.

We will also be filing restated Form 10-Q/A’s for the first, second and third quarters of 2005, in much the same way as required for Form 10-K, noted above. The 10-Q/A’s will be filed on March 31, 2006, which should give us an appropriate amount of time to make all the necessary disclosures that are required.

Question 2.

Our disclosures in Forms 10-K and 10-Q/A, will meet the necessary disclosure for all of the bullet point items that you have listed in your letter, including the required certifications.

Thank you for your letter and please let me know if you have any further questions at this time.

Sincerely,

/s/ William F. Ohrt

William F. Ohrt

cc: Bret Johnson, Division of Corporation Finance